UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                              STELMAR SHIPPING LTD.
                              ---------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.02 PER SHARE
                     ---------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    V8726M103
                                    ---------
                                 (CUSIP NUMBER)


                             FREDRIC S. LONDON, ESQ.
                                 OMI CORPORATION
                                ONE STATION PLACE
                           STAMFORD, CONNECTICUT 06902
                                 (203) 602-6700
                                 --------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                 WITH A COPY TO:

                            ROBERT L. CLARE III, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                  UNITED STATES
                                 (212) 626-4400

                                  JUNE 2, 2004
                                  ------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP NO.    V8726M103
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1.           NAMES OF REPORTING PERSONS
             I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             OMI Corporation
             52-2098714
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a) |_|
                                                                 (b) |X|
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3. SEC USE ONLY
--------------------------------------------------------------------------------
4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC
--------------------------------------------------------------------------------
5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
             ITEMS 2(d) OR 2(e)                                      |X|
--------------------------------------------------------------------------------
6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             Republic of the Marshall Islands
--------------------------------------------------------------------------------
       NUMBER OF         7.        SOLE VOTING POWER

        SHARES                     -0-
                         -------------------------------------------------------
     BENEFICIALLY        8.        SHARED VOTING POWER

         OWNED                     4,775,610 Shares of Common Stock (1)
                         -------------------------------------------------------
        BY EACH          9.        SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                         -------------------------------------------------------
        PERSON           10.       SHARED DISPOSITIVE POWER

         WITH                      4,775,610 Shares of Common Stock (1)
--------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,775,610 Shares of Common Stock (1)
--------------------------------------------------------------------------------
12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
             (SEE INSTRUCTIONS)                                      |_|

--------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             27.5% of the outstanding Common Stock
--------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO
--------------------------------------------------------------------------------

(1) Up to 4,775,610 shares of the Issuer are subject to certain voting provisions set forth in agreements ("Agreements") entered into by the Reporting Person and certain shareholders of the Issuer (discussed in Items 3 and 6 of the Initial Statement on Schedule 13D). As a result of the Agreements, the Securities and Exchange Commission may deem the Reporting Person to be a member of a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended, with respect to such shares and may deem the Reporting Person to be the beneficial owner of 4,775,610 shares. The Reporting Person disclaims being a member of a group with or among any of such shareholders within the meaning of the aforementioned rule, and the Reporting Person disclaims beneficial ownership of all shares.


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

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 to Schedule 13D relates to shares of Common Stock, $0.02 par value per share (the "Shares"), of Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). This Amendment No. 1 to Schedule 13D amends and supplements the initial statement on Schedule 13D filed by OMI Corporation ("OMI") on May 25, 2004 (the "Initial Statement"). This Amendment No. 1 is being filed by OMI to report the additional information relating to the background of OMI's offer and the terms and timing upon which OMI would proceed toward consummating a possible business combination between OMI and the Issuer that was provided in a letter, dated June 2, 2004 and attached hereto as Exhibit E (the "June 2 Letter") from OMI to the Issuer, and to report certain amendments to the Agreements, such amendments attached hereto as Exhibits F, G and H. Defined terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Initial Statement.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby supplemented with the following information:

         Craig H. Stevenson, Jr., Chairman of the Board of Directors and Chief Executive Officer of OMI, sent the June 2 Letter to Nicholas Hartley, Chairman of the Board of Directors of the Issuer, to express the need for expeditious timing with respect to the proposed business combination between the two companies and to clarify OMI's intentions with respect to its offer and the background leading up to such offer in an effort to address some of the issues OMI believes might be of concern to the Board of Directors of the Issuer.

         In mid-April 2004, Goldman Sachs suggested to OMI that OMI may wish to have a conversation with Stelios Haji-Ioannou, the founder of the Issuer and holder, through the wholly-owned company Stelshi Holding Ltd., of 1,288,584 Shares representing approximately 7.4% of the issued and outstanding Shares based upon the number of Shares disclosed to the public as outstanding as of March 19, 2004. OMI met with Mr. Haji-Ioannou on April 20, 2004 to discuss the status of the shipping industry in general and to discuss in general the benefits of a potential business combination between OMI and the Issuer. At such meeting, Mr. Haji-Ioannou requested that OMI set forth in writing the terms on which OMI would combine with the Issuer. On April 30, 2004, OMI outlined to Mr. Haji-Ioannou the exchange ratio and certain other terms that OMI would consider appropriate in any contemplated transaction. In OMI's initial outline, OMI proposed an all-stock transaction and indicated an exchange ratio that would provide the Issuer's shareholders with 38% of the combined company.

         Mr. Haji-Ioannou rejected OMI's initial proposal indicating that the exchange ratio and resulting ownership were insufficient to gain Mr. Haji-Ioannou's support. After brief but intense negotiations among OMI, Mr. Haji-Ioannou and their respective advisors, OMI and Mr. Haji-Ioannou agreed on an exchange ratio that would provide the Issuer's shareholders with 40.5% ownership in the combined company. Furthermore, Mr. Haji-Ioannou agreed on the 40.5% ownership provided that OMI offered the Issuer's shareholders up to 25% of the consideration in cash. Additional discussions ensued relating to certain other terms of the proposed transaction that were later communicated to the Issuer. Specifically, Mr. Haji-Ioannou required that the name of the combined company be "OMI Stelmar" and that the combined company maintain a significant operating presence in Greece. Ultimately, in exchange for the support of Mr. Haji-Ioannou and other members of his family, as more fully set forth in the Agreements, OMI agreed to these two requirements. As described more fully in the Initial Statement, Mr. Haji-Ioannou and his family members that have agreed to support OMI's offer own, through wholly-owned companies, 4,775,610 Shares in the aggregate, representing approximately 27.5% of the issued and outstanding Shares, based upon the number of Shares disclosed to the public as outstanding as of March 19, 2004.

         In the course of OMI's discussions with Mr. Haji-Ioannou, it was clear to OMI that the support of the Haji-Ioannou family members was critical to the success of any proposed business combination with the Issuer. It was also represented that OMI was not the only potential business combination partner that had been contacted. However, OMI was mindful that the combination of the two businesses and the advancement of the combined entity going forward would be significantly enhanced by the support of the management and Board of Directors of the Issuer. OMI had every expectation during the discussions with Mr. Haji-Ioannou that support from the management and Board of Directors of the Issuer would be forthcoming once the offer had been communicated to the Issuer. While OMI recognized that some people might interpret the agreements with Mr. Haji-Ioannou and his family members as "unfriendly" to the Issuer, it was always the intention of OMI to take steps consistent with reaching an agreed-upon, friendly transaction with the Issuer. In a further effort to facilitate the acceptance of the offer by the Board of Directors of the Issuer, OMI has committed in the June 2 Letter to provide the Issuer with a termination right in the definitive agreement to be entered into with OMI, in the event the Issuer receives a proposal that is financially more attractive than OMI's offer.

         OMI continues to be convinced of the compelling value of the proposed business combination between the two companies, but has expressed concern through the June 2 Letter that the Issuer has not yet considered the offer in as expeditious a manner as OMI had hoped. To stress the importance of timing for OMI, the June 2 Letter sets Wednesday, June 9, 2004 as the date of expiration of OMI's current offer, unless prior to such date OMI and the Issuer have commenced substantive discussions about the offer.

         As of the date of this filing, OMI has still not received any direct communication from the Issuer in response to the initial meeting with the Issuer on May 18, 2004 or the Offer Letter sent to the Issuer on May 20, 2004, as more fully described in the Initial Statement. There can be no assurances that further discussions between OMI and the Issuer will occur and, even if they do, that they will lead to a definitive agreement being reached. OMI reserves the right to pursue other options with respect to a possible business combination with the Issuer, but in such event there can be no assurance that the terms presented in any such other option will be as favorable as the terms of OMI's current proposal. Furthermore, OMI may at any time abandon entirely its efforts to combine with the Issuer.

         Other than as described or incorporated in the Initial Statement, and as supplemented above, OMI currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D although OMI reserves the right to develop such plans. Specifically, but without limiting the generality of the foregoing, OMI may acquire Shares directly or indirectly in open-market or privately negotiated transactions if it believes that such acquisition would facilitate the consummation of a business combination with the Issuer.

         The June 2 Letter has been filed as Exhibit E hereto and is incorporated by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 (c) is hereby amended and supplemented with the following information:

         Since the filing of the Initial Statement on May 25, 2004, there were no transactions in the Shares that were effected by OMI or, to the knowledge of OMI, any director or executive officer of OMI.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby supplemented with the following information:

         On June 2, 2004, OMI and each Shareholder amended their respective Agreement to delete Section 6.2 of such Agreement relating to public statements regarding the subject matter of such Agreement. These amendments have been filed as Exhibits F, G and H hereto.

         The information set forth in Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Item 7 is hereby supplemented with the following information:

         5. Attached hereto as Exhibit E is a conformed copy of the letter dated June 2, 2004 from OMI Corporation to Stelmar Shipping Ltd.

         6. Attached hereto as Exhibit F is a conformed copy of Amendment No. 1 to the Agreement, dated June 2, 2004 between OMI Corporation and Stelshi Holding Ltd.

         7. Attached hereto as Exhibit G is a conformed copy of Amendment No. 1 to the Agreement, dated June 2, 2004 between OMI Corporation and Stelphi Holding Ltd.

         8. Attached hereto as Exhibit H is a conformed copy of Amendment No. 1 to the Agreement, dated June 2, 2004 between OMI Corporation and Stelchi Holding Ltd.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 2, 2004                   OMI CORPORATION

                                       By  /s/ Robert Bugbee
                                           -------------------------------------
                                           Robert Bugbee
                                           President and Chief Operating Officer

                                INDEX TO EXHIBITS

EXHIBIT E         A  conformed  copy of the  letter  dated June 2, 2004 from OMI
                  Corporation to Stelmar Shipping Ltd.

EXHIBIT F         A conformed  copy of Amendment No. 1 to the  Agreement,  dated
                  June 2, 2004 between OMI Corporation and Stelshi Holding Ltd.

EXHIBIT G         A conformed  copy of Amendment No. 1 to the  Agreement,  dated
                  June 2, 2004 between OMI Corporation and Stelphi Holding Ltd.

EXHIBIT H         A conformed  copy of Amendment No. 1 to the  Agreement,  dated
                  June 2, 2004 between OMI Corporation and Stelchi Holding Ltd.









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